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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
MedAire, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
U58215101
(CUSIP Number)
Procuro, Inc.
6100 Neil Road, Suite 500
Reno, Nevada 89511
Copies to:
Fennemore Craig, P.C.
3003 North Central Avenue, Suite 2600
Phoenix, Arizona 85012
Attn: Leonardo Loo, Esq.
(602) 916-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 5, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. U58215101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Procuro, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

Nevada

	7	Sole Voting Power

Number of Shares Beneficially Owned By Each Reporting Person With		51,360,769

	8	Shared Voting Power

51,360,769

	9	Sole Dispositive Power

51,360,769

	10	Shared Dispositive Power

51,360,769

11	Aggregate Amount Beneficially Owned by Each Reporting Person

51,360,769

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

88.24%[1]

14	Type of Reporting Persons (See Instructions)

CO

[1]	The 88.24% beneficial ownership is based on the Issuer’s representation in its Definitive Information Statement on Schedule 14C filed on November 9, 2007 that there were 58,208,598 shares of Common Stock issued and outstanding as of October 31, 2007.

Item 1. Security and Issuer.
          This Amendment No. 4 to Schedule 13D amends the Schedule 13D filed on behalf of Procuro, Inc. with the Securities and Exchange Commission on April 23, 2007, and amended on June 29, 2007, September 24, 2007, and October 4, 2007, with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of MedAire, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive office is 80 E. Rio Salado Parkway, Suite 610, Tempe, Arizona 85281.
Item 2. Identity and Background.
          No change.
Item 3. Source and Amount of Funds or Other Consideration.
          No change.
Item 4. Purpose of Transaction.
          No change.
Item 5. Interest in Securities of the Issuer.
          Item 5 is hereby amended and restated in its entirety to read as follows:
          The descriptions contained in Item 3 and 4 above are incorporated herein by reference. Based on the Issuer’s Definitive Information Statement on Schedule 14C filed on November 9, 2007, as of October 31, 2007, there were 58,208,598 shares of Common Stock of the Issuer outstanding. As of the date hereof, Procuro is deemed to beneficially own 51,360,769 shares of the Issuer Common Stock, representing 88.24% of the 58,208,598 outstanding shares of the Issuer. Procuro holds sole and shared voting power over 51,360,769 shares of Common Stock and sole and shared dispositive power over 51,360,769 shares of Common Stock. Due to Garrett’s role as director of Procuro and because Garrett has the authority to direct how votes of the Issuer Common Stock are cast with respect to the number of shares of Procuro common stock owned by Gaelic and Garrett in certain instances described in the Shareholders Agreement, Garrett and Gaelic hold shared voting and dispositive power over 15,236,465 shares of Common Stock of the Issuer, representing 26.18% of the issued and outstanding Common Stock of the Issuer, 15,226,065 of which are beneficially owned by Gaelic through Procuro and 10,400 of which are beneficially owned by Garrett through Procuro. Due to Sabourin’s role as director of Procuro and because he has the authority to direct how votes of the Issuer Common Stock are cast with respect to the number of shares of Procuro common stock owned by the BDS Parties in certain instances described in the Shareholders Agreement, Sabourin holds shared voting power over 36,124,304 shares of Common Stock of the Issuer, representing 62.06% of the issued and outstanding Common Stock of the Issuer, 14,780,149 of which are beneficially owned by BDS indirectly through Procuro, 20,494,155 of which are beneficially owned by Excellus indirectly through Procuro, and 850,000 of which are currently owned directly by Excellus but which are in the process of being contributed to Procuro pursuant to the Shareholders Agreement.
          With respect to transactions effected in the past 60 days, on October 17, 2007, Joan Sullivan Garrett transferred 10,400 shares of Common Stock of the Issuer into Procuro as a capital contribution in exchange for shares of Procuro common stock pursuant to the terms of the Shareholders Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Item 6 is hereby amended to add the following:

          On December 5, 2007, Procuro, BDS, Excellus, Gaelic, and Garrett entered into an Amendment to Shareholders Agreement, which changed the date of a scheduled transfer of 1,725,000 shares of Procuro common stock by the Garrett Parties to the BDS Parties from December 5, 2007 to January 2, 2008. Except as described in this Statement, Procuro is not aware of any other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 1 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit 1 —	Amendment to Shareholders Agreement, dated as of December 5, 2007, among Procuro, Inc., Best Dynamic Services Limited, Excellus Investments Pte Ltd., Gaelic, LLC and Joan Sullivan Garrett.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 10, 2007

PROCURO, INC.

By:

Laurent Sabourin, President
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1
AMENDMENT
TO
SHAREHOLDERS AGREEMENT
     This Amendment to Shareholders Agreement (this “Amendment”) is made and entered into as of this 5th day of December, 2007, by and among Procuro, Inc., a Nevada corporation (the “Company”), Best Dynamic Services Limited, a corporation organized under the laws of the British Virgin Islands (“BDS”), Excellus Investments Pte Ltd., a corporation organized under the laws of the Republic of Singapore (“Excellus”, together with BDS, the “BDS Parties”), Gaelic, LLC, an Arizona limited liability company (“Gaelic”), and Joan Sullivan Garrett (“Garrett”, together with Gaelic, the “Gaelic Parties”).
RECITALS
     A.     The Company, the BDS Parties and the Gaelic Parties entered into the Shareholders Agreement, dated as of April 18, 2007 (the “Shareholders Agreement”).
     B.     The Parties wish to modify the Shareholders Agreement, as set forth and subject to the terms and conditions set forth below.
AGREEMENTS
     1.     Accuracy of Recitals. The parties acknowledge that the Recitals set forth above are true, accurate and correct, and are incorporated herein by this reference.
     2.     Modification. The reference to “December 5, 2007” in Section 4(b)(ii) of the Shareholders Agreement is hereby deleted and replaced with “January 2, 2008”.
     3.     No Impairment. Except as specifically hereby amended, the Shareholders Agreement shall remain unaffected by this Amendment and shall remain in full force and effect.
     4.     Integration. The Shareholders Agreement, including this Amendment: (a) integrates all the terms and conditions mentioned in or incidental to the Shareholders Agreement; (b) supersedes all oral negotiations and prior and other writings with respect to their subject matter; and (c) is intended by the parties as the final expression of the agreement with respect to the terms and conditions set forth in such documents and as the complete and exclusive statement of the terms agreed to by the parties. If there is any conflict between the terms, conditions and provisions of this Amendment and those of any other agreement or instrument, including the Shareholders Agreement, the terms and conditions of this Amendment shall prevail.
     5.     Governing Law and Counterparts. This Amendment will be governed by, and construed and interpreted in accordance with, the laws of the State of Arizona. All of the parties to this Agreement irrevocably consent to the exclusive jurisdiction of the federal and state courts located in the State of Arizona with respect to any claim arising under this Amendment. This Amendment may be executed in one or more counterparts, which, when take together, will constitute a single agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

COMPANY Procuro, Inc., a Nevada corporation
By:	/s/ Laurent Sabourin
Name:	Laurent Sabourin
Title:	President

BDS Best Dynamic Services Limited, a corporation organized under the laws of the British Virgin Islands
By:	/s/ Laurent Sabourin
Name:	Laurent Sabourin
Title:	Director

EXCELLUS Excellus Investments Pte Ltd., a corporation organized under the laws of the Republic of Singapore
By:	/s/ Laurent Sabourin
Name:	Laurent Sabourin
Title:	Director

GAELIC Gaelic, LLC, an Arizona limited liability company
By:	/s/ Joan Sullivan Garrett
Name:	Joan Sullivan Garrett
Title:	Manager

/s/ Joan Sullivan Garrett
Joan Sullivan Garrett

JOAN SULLIVAN FAMILY TRUST U/T/A DATED OCTOBER 6, 1993, AS AMENDED
/s/ Joan Sullivan Garrett
By: Joan Sullivan Garrett, Trustee